NF ENERGY SAVINGS CORPORATION

ROOM 3106, BLOCK C, 390 QINGNIAN AVENUE

HEPING DISTRICT

SHENYANG, P.R. CHINA 110002

July 8, 2013

Mr. John Cash

Branch Chief

Securities and Exchange Commission

Washington, D.C. 20549

Re:	NF Energy Saving Corporation

Form 10-K for the year ended December 31, 2012

Filed March 29, 2013

File No. 1-34890

Dear Mr. Cash:

I am responding to the comments on behalf of NF Energy Saving Corporation (the “Company”) sent on June 28, 2013. Each comment is reproduced below with the Company’s response thereafter.

If you have further questions about this response or other comments, please forward them to me as well as to our counsel, Golenbock Eiseman Assor Bell & Peskoe LLP, Mr. Andrew D. Hudders, email address ahudders@golenbock.com, and telephone number is 212-907-7349.

Form 10-K for the fiscal year ended December 31, 2012

Condensed Consolidated Statements of Cash Flows, page F-5

1.	Based on your response to prior comment three of our letter dated June 11, 2013, it appears to us that your current presentation of cash flows related to the settlement of accounts payable through bank demand notes essentially results in operating cash flows being improved by the establishment of accounts payable but then subsequently reflects the related payment of such accounts payable in financing cash flows. Please explain to us how and why you believe your current presentation complies with ASC 230-10-45-17. Also please tell us the impact of including the payment of bank demand notes related to accounts payable in financing cash flows during each period presented and during each subsequent interim period for which you filed a Form 10-Q.

Response:

We have followed ASC 230-10-45-28 and choose to provide information about major classes of cash flow items by the indirect method. In the statement of cash flows, we have reported the same amount for net cash flow from operating activities indirectly by adjusting net income to reconcile it to net cash flow from operating activities. The reconciliation has separately reported all major classes of reconciling items, for example, changes during the period in accounts receivables pertaining to operating activities, in inventory, and in payables pertaining to operating activities. We have also disclosed the impact of non-cash amount during the period relating to the settlement of accounts payable through bank demand notes. Therefore, we believe that we are not required to comply with the presentation under ASC 230-10-45-17, because we do not report the statement of cash flows by the direct method.

We will continue to disclose the impact of the payment of bank demand notes related to accounts payables in financing cash flows and the impact of non-cash amount relating to the settlement of accounts payable through bank demand notes in the subsequent 10-Q and 10-K filings.

To enhance the current presentation in cash outflows for operating activities by making reference to ASC 230-10-45-17, we will separately include the amount of cash payments to acquire materials for manufacture or goods for resale in the Management Discussion And Analysis section in future filings.

The Company acknowledges that:

•          the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•          staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•          the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Lihua Wang

Lihua Wang, CFO